LEAD INVESTOR

Steven Shum

Issuer Pixel is the perfect solution amidst the growing trend of companies looking to provide video-based content in order to connect with and provide information to their investors, partners, and customers. There is tremendous value in having the content organized in a logical and easy to find methodology for users thereby allowing it to reach the target audience. I believe Issuer Pixel's approach represents a significant potential opportunity.

Invested $25,000 this round

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